As filed with the Securities and Exchange Commission on September 8, 2003
                                            Registration Statement No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                   ----------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                   ----------

                               OMNICOM GROUP INC.
             (Exact Name of Registrant as Specified in its Charter)

                     New York                         12-1514814
         (State or Other Jurisdiction of           (I.R.S. Employer
          Incorporation or Organization)        Identification Number)

                               437 Madison Avenue
                               New York, NY 10022
                                 (212) 415-3600
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                   ----------

                              BARRY J. WAGNER, ESQ.
                          Secretary and General Counsel
                               Omnicom Group Inc.
                               437 Madison Avenue
                            New York, New York 10022
                                 (212) 415-3600
                     (Name, Address, Including Zip Code, and
                     Telephone Number, Including Area Code,
                              of Agent For Service)

                                   ----------

                                   Copies To:
                          MEREDITH S. BERKOWITZ, ESQ.
                                   Jones Day
                              222 East 41st Street
                            New York, New York 10017
                                 (212) 326-3939

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         Calculation of Registration Fee

===========================================================================================================================
                                                                            Proposed           Proposed
                                                                             maximum            maximum          Amount of
                                                        Amount to be   offering price per      aggregate       Registration
Title of securities to be registered                     registered        security(1)     offering price(1)        Fee
---------------------------------------------------------------------------------------------------------------------------
Zero Coupon Zero Yield Convertible Notes due 2033       $600,000,000         $991.1          $594,660,000         $48,108
---------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.15 per share(2)                 5,825,220             --                 --                --
===========================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the bid and asked prices of the notes on the Portal(TM) System on September 2, 2003 of $99.11 per $1,000 aggregate principal amount of the notes.

(2) Also being registered are 5,825,220 shares of common stock issuable on conversion or redemption of the notes registered hereby and an indeterminate number of shares of common stock issuable in connection with a stock split, stock dividend, recapitalization or similar events for which no additional registration fee is payable pursuant to Rule 457(i) under the Securities Act.

                                   ----------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION DATED SEPTEMBER 8, 2003

PRELIMINARY PROSPECTUS

                                  $600,000,000

                               OMNICOM GROUP INC.

                Zero Coupon Zero Yield Convertible Notes due 2033

                                   ----------

      We sold the notes in private transactions on June 10, 2003 and June 20, 2003. Selling securityholders may use this prospectus to resell their notes and the shares of common stock issuable on conversion or redemption of notes.

      On June 15, 2033, the maturity date of the notes, a holder will receive the principal amount at maturity of the notes, which will be $1,000 per note unless that amount is increased on and after June 15, 2023 as described in this prospectus.

      The notes are also zero-coupon debt securities. However, under some circumstances, contingent cash interest may become payable, as described in this prospectus. We may also elect to voluntarily pay cash interest on the notes at any time, but we are not obligated to do so.

      Holders may convert each $1,000 initial principal amount at maturity into
9.7087 shares of our common stock if the conditions for conversion described in this prospectus are satisfied. These conditions were not met as of the date of this prospectus. The conversion rate may be adjusted under limited circumstances. Our common stock currently trades on the New York Stock Exchange under the symbol "OMC." The last reported sale price of our common stock on the New York Stock Exchange was $80.02 per share on September 3, 2003.

      We cannot redeem the notes before June 15, 2010. On or after June 15, 2010, and before June 15, 2033, we may redeem all or any portion of the notes at any time at the prices described in this prospectus. Holders may require us to purchase all or a portion of their notes on June 15, 2006, 2008, 2010, 2013, 2018, 2023 and on each June 15 annually thereafter through and including June 15, 2032. In addition, holders may require us to purchase all or a portion of their notes if we undergo a change in control on or before June 15, 2010. If 90% or more of the notes are repurchased, we may redeem all of the remaining notes.

      The notes are our senior unsecured obligations and rank equal in right of payment to all of our existing and future senior unsecured indebtedness.

      For United States federal income tax purposes, the notes constitute contingent payment debt instruments. You should read the discussion of selected United States federal income tax considerations relevant to the notes beginning on page 27.

                                   ----------

      Investing in the notes involves risks that are described in the "Risk Factors" section beginning on page 7 of this prospectus.

                                   ----------

      Notes issued in the initial private placements are eligible for trading in the PORTAL System. Notes sold using this prospectus, however, will no longer be eligible for trading in the PORTAL System. We do not intend to list the notes on any other national securities exchange or automated quotation system.

                                   ----------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is           , 2003

                                    TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Summary....................................................................    3
Risk Factors...............................................................    7
Forward-Looking Information................................................    9
Selected Consolidated Historical Financial Information.....................   10
Ratio of Earnings to Fixed Charges.........................................   11
Use of Proceeds............................................................   11
Price Range of Common Stock and Dividend History...........................   11
Capitalization.............................................................   12
Description of the Notes...................................................   13
Description of Capital Stock...............................................   26
Federal Income Tax Considerations..........................................   27
Selling Securityholders....................................................   30
Plan of Distribution.......................................................   32
Legal Matters..............................................................   34
Experts....................................................................   34
Where You Can Find More Information........................................   34

                                   ----------

      This prospectus is part of a registration statement on form S-3 that we filed with the SEC using a shelf registration process. Under this shelf process, the selling securityholders named in this prospectus or any prospectus supplement may, from time to time, sell up to $600,000,000 initial principal amount of notes or the 5,825,220 shares of our common stock issuable upon conversion thereof directly to purchasers in one or more public offerings, or in any of the other ways described under the heading "Plan of Distribution."

      This prospectus provides you with a general description of the notes and common stock which the selling securityholders may sell. Each time a selling securityholder offers to sell any of the notes or shares of our common stock, such holder will provide a prospectus supplement that will contain specific information about the terms of that offering, including a description of the risks relating to the offering, to the extent those terms are not described in this prospectus. Prospectus supplements may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any accompanying prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information" before investing in the offered securities.

      We have not, and the selling securityholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling securityholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any documents incorporated by reference is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

--------------------------------------------------------------------------------

                                     SUMMARY

      The following summary is qualified in its entirety by the more detailed information included elsewhere in or incorporated by reference into this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms "Omnicom," "we," "our" and "us" refer to Omnicom Group Inc. and its consolidated subsidiaries, unless otherwise specified, as in the section captioned "Description of the Notes" beginning on page 13, or the context otherwise requires.

                               Omnicom Group Inc.

      We are one of the largest marketing and corporate communications companies in the world. Marketing and corporate communications services are provided to clients through global, pan-regional and national independent agency brands. We provide services to over 5,000 clients in more than 100 countries.

      We are incorporated in New York. Our principal office is located at 437 Madison Avenue, New York, NY 10022, and our telephone number is (212) 415-3600.

      Our common stock is traded on the New York Stock Exchange under the symbol "OMC." For additional information regarding our business, see our reports on Forms 10-K and 10-Q and other SEC filings which are incorporated by reference into this prospectus. Copies of these filings may be obtained as described under "Where You Can Find More Information" on page 34.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  The Offering

Securities Offered .................    $600,000,000 aggregate initial principal
                                        amount at maturity of Zero Coupon Zero
                                        Yield Convertible Notes due June 15,
                                        2033.

Maturity of the Notes ..............    June 15, 2033.

Principal Amount at
Maturity of the Notes ..............    Before June 15, 2023, the principal
                                        amount at maturity of a note will be
                                        equal to $1,000 per $1,000 amount of
                                        notes, which we refer to as the initial
                                        principal amount at maturity. On or
                                        after June 15, 2023, the principal
                                        amount of the notes at maturity may be
                                        increased as described in this
                                        prospectus.

                                        If the principal amount due at maturity
                                        is increased, then contingent additional principal, which is the difference between $1,000 and the principal amount at maturity, will accrue from and including June 15, 2023 until maturity.

Cash Interest ......................    We will not pay any cash interest on the
                                        notes, unless contingent cash interest
                                        becomes payable or we elect to do so in
                                        our sole discretion.

Yield to Maturity of the Notes .....    The yield to maturity, calculated on the
                                        basis of the initial principal amount at maturity and therefore excluding any contingent cash interest or contingent additional principal that may become payable, will be zero. If contingent cash interest and/or contingent additional principal becomes payable, the yield to maturity may increase.

Contingent Cash Interest ...........    We will pay contingent cash interest to
                                        the holders of notes during any
                                        six-month period from June 16 to
                                        December 15, and from December 16 to
                                        June 15, commencing June 16, 2010, if
                                        the average market price of a note meets specified thresholds as described in this prospectus. Contingent cash interest, if any, will accrue from the first day of any interest period and be payable on the last day of the relevant six-month period to holders of the notes as of the applicable record date.

                                        For any six-month period, the amount of
                                        contingent cash interest payable per
                                        note will be equal to the amount set
                                        forth in "Description of the
                                        Notes--Contingent Cash Interest" on page
                                        17.

Tax Original Issue Discount ........    For United States federal income tax
                                        purposes, the notes constitute
                                        contingent payment debt instruments. As
                                        a result, the notes are deemed to have
                                        been issued with original issue discount for United States federal income tax purposes, referred to as tax original issue discount. You should read the discussion of selected United States federal income tax considerations relevant to the notes beginning on page
                                        27.

Conversion Rights ..................    The notes are convertible if:

                                        o     the average conversion value for
                                              the notes, which is calculated
                                              based upon the price for common
                                              stock on the relevant date of
                                              determination, meets specified
                                              thresholds;

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                        o     the credit rating of the notes is
                                              reduced to Ba1 or lower by Moody's
                                              Investors Services, Inc. or BBB-
                                              or lower by Standard & Poor's
                                              Ratings Services;

                                        o     we call the notes for redemption;
                                              or

                                        o     we enter into specified corporate
                                              transactions.

                                        If the conditions for conversion are
                                        satisfied, a holder may surrender each
                                        $1,000 initial principal amount at
                                        maturity of notes for 9.7087 shares of
                                        our common stock. The conversion rate
                                        may be adjusted under the limited
                                        circumstances described in this
                                        prospectus and in the indenture but will not be adjusted for accrued contingent additional principal or contingent cash interest that may become payable.

                                        The ability to surrender notes for
                                        conversion will expire at the close of
                                        business on June 15, 2033.

Ranking ............................    The notes are our senior unsecured
                                        obligations and rank equal in right of
                                        payment to all our existing and future
                                        senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future obligations of our subsidiaries and to our obligations that are secured, to the extent of the security.

                                        As of June 30, 2003, we had $2,609.0
                                        million of indebtedness outstanding, all of which is unsecured, $2,522.0 million of which is issued by us and $87.0 million of which is indebtedness of our subsidiaries that is guaranteed by us.

Sinking Fund .......................    None.

Redemption of Notes at
the Option of Omnicom ..............    We cannot redeem the notes before June
                                        15, 2010, except as set forth under
                                        "Description of the Notes--Purchase of
                                        Notes at Option of Holders upon Change
                                        in Control" on page 21. On or after June
                                        15, 2010, we may redeem all or any
                                        portion of the notes at any time at the
                                        initial principal amount at maturity of
                                        the notes plus any contingent additional principal that has accrued at the date of redemption.

Purchase of the Notes at the
Option of the Holder ...............    On June 15, 2006, 2008, 2010, 2013,
                                        2018, 2023 and on each June 15 annually
                                        thereafter through June 15, 2032,
                                        holders may require us to purchase all
                                        or a portion of their notes, with
                                        payment on the fourth business day after any such date, at the following prices:

                                        (1)   June 15, 2006, 2008, 2010, 2013
                                              and 2018 at the initial principal
                                              amount at maturity; and

                                        (2)   June 15, 2023 through and
                                              including June 15, 2032 at the
                                              initial principal amount at
                                              maturity of the notes plus accrued
                                              contingent additional principal
                                              that has accrued.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                        We may choose to pay the purchase price
                                        in cash, shares of common stock or a
                                        combination of cash and common stock.
                                        See "Description of the Notes--Purchase
                                        of Notes at the Option of the Holder" on page 19.

Change in Control ..................    If we undergo a change in control on or
                                        before June 15, 2010, holders may
                                        require us to purchase for cash all or a portion of their notes at a price equal to $1,000 per note. In addition, if at least 90% of the notes outstanding immediately prior to the change in control are purchased, we may, within 90 days after the change in control purchase date, at our option, redeem for cash all of the remaining notes at a redemption price equal to $1,000 per note. See "Description of the
                                        Notes--Purchase of Notes at Option of
                                        Holders upon Change in Control" on page
                                        21.

DTC Eligibility ....................    The notes were issued only in the form
                                        of global securities held in book-entry
                                        form. The Depository Trust Company, or
                                        DTC, or its nominee is the sole
                                        registered holder of the notes
                                        represented by a global security for all purposes under the indenture. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Use of Proceeds ....................    We will not receive any proceeds from
                                        the sale by any securityholder of the
                                        notes or the common stock issuable upon
                                        conversion and/or redemption of the
                                        notes.

Trading ............................    The notes sold in the private placements
                                        are eligible for trading in the PORTAL
                                        system. The notes resold using this
                                        prospectus, however, will no longer be
                                        eligible for trading in the PORTAL
                                        system. We do not intend to list the
                                        notes on another national securities
                                        exchange or automated quotation system.
                                        Our common stock is traded on the New
                                        York Stock Exchange under the symbol
                                        "OMC."

--------------------------------------------------------------------------------

                                  RISK FACTORS

      You should carefully consider the following information with the other information contained in or incorporated by reference into this prospectus before purchasing the notes.

The Lack of Covenants Applicable to the Notes May Not Afford Protection in Some Circumstances

      The holders of notes may require us to purchase the notes upon the occurrence of certain change-in-control events described under "Description of the Notes--Purchase of Notes at Option of Holders upon Change in Control" beginning on page 21. However, we could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the notes but that would increase the amount of our (or our subsidiaries') outstanding indebtedness. This purchase right would also not restrict us from incurring indebtedness or effecting extraordinary dividends. Further, the notes do not afford a holder protection under maintenance or other covenants relating to our consolidated financial position or results of operations.

An Active Trading Market for the Notes May Not Develop

      The notes comprise a new issue of securities for which there is currently no public market. The notes will not be listed on any securities exchange or included in any automated quotation system. If the notes are traded after their initial issuance, they may trade at a discount, depending on prevailing interest rates, the market for similar securities, the price of our common stock, our performance and other factors. We do not know whether an active trading market will develop for the notes. To the extent that an active trading market does not develop, the price at which you may be able to sell the notes, if at all, may be less than the price you pay for them. In addition, the notes have a number of features, including conditions to conversion, which, if not met, could result in a holder receiving less than the value of the common stock into which a note is otherwise convertible. These features could adversely affect the value and the trading prices for the notes.

Our Holding Company Structure Results in Structural Subordination and May Affect Our Ability to Make Payments on the Notes

      The notes are obligations exclusively of Omnicom. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to make payments on our debt, including the notes, are dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

      Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

      Because we are a holding company, the claims of creditors of our subsidiaries will have a priority over our equity rights and the rights of our creditors, including the holders of notes, to participate in the assets of the subsidiary upon the subsidiary's liquidation or reorganization.

You Should Consider the United States Federal Income Tax Consequences of Owning the Notes

      The notes constitute contingent payment debt instruments and will accrue tax original issue discount. As a result, you will be required to include amounts in gross income, as ordinary interest income in excess of the accruals on the notes for non-tax purposes and in advance of the receipt of the cash, or other property, attributable thereto. We intend to compute and report accruals of the tax original issue discount based upon an overall yield of 4.60% per year, computed on a semi-annual bond equivalent basis, which we have determined represents the yield required to be reported under applicable Treasury regulations. Pursuant to our determination of the tax original issue discount on the notes, you will recognize gain or loss on the sale, purchase by us at your option, conversion or redemption of a note in an amount equal to the difference between the amount realized on such a transaction, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the note. Any gain so recognized by you generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income and, thereafter, capital loss.

      Holders should consult their tax advisors regarding the deductibility of any such capital loss. A summary of the federal income tax consequences of ownership of the notes is described in this prospectus under the heading "Federal Income Tax Considerations" beginning on page 27.

We May Not Have the Ability to Raise the Funds Necessary to Finance the Purchase of Notes at the Option of the Holder or Upon Change in Control

      On June 15, 2006, 2008, 2010, 2013, 2018, 2023 and on each June 15 annually thereafter through and including June 15, 2032 (or if any such day is not a business day, the next succeeding business day), and upon a change in control of Omnicom occurring on or before June 15, 2010, holders of the notes have the right to require us to purchase their notes. We have the right to elect to pay the purchase price in shares of our common stock and to designate a financial institution to satisfy, at its option, our purchase obligation. However, if we fail or are unable to elect to pay in stock or to so designate a financial institution, we may not have sufficient funds at those times to make any required purchase of notes. In addition, corporate events involving fundamental changes to our capital structure, such as leveraged recapitalizations that would increase the level of our indebtedness or that of our subsidiaries, would not necessarily constitute a change in control for these purposes. See "Description of the Notes--Purchase of Notes at the Option of the Holder" on page 19 and "--Purchase of Notes at Option of Holders Upon Change in Control" on page 21.

The Markets in Which We Participate are Highly Competitive and If We Are Not Able to Compete Effectively Our Business and Financial Results Could Be Adversely Affected

      We face the risks normally associated with global services businesses. The operational and financial performance of our businesses is generally tied to overall economic and regional market conditions, competition for client assignments and talented staff, new business wins and losses and the risks associated with extensive international operations. While we have no reason to believe that our international operations as a whole present any material risk to our overall business, there are some risks of doing business, including those of currency fluctuations, political instability and exchange controls, which do not affect domestic-focused firms.

      The particular business in which we participate are highly competitive. In general, the financial and technological barriers to entry are low, with the key competitive considerations for keeping existing business and winning new business being the quality and effectiveness of the services offered, including our ability to efficiently serve clients, particularly large international clients, on a broad geographic basis. While many of our client relationships are long-standing, companies often put their advertising, marketing services and public and corporate communications business up for competitive review from time to time. To the extent that we were not able to remain competitive or to keep key clients, our business and financial results could be adversely affected.

      Our ability to retain existing clients and to attract new clients may, in some cases, be limited by clients' policies on or perceptions of conflicts of interest arising out of other client relationships. In addition, an important aspect of our competitiveness is its ability to retain key employee and management personnel. Our continuing ability to attract and retain these employees may have a material effect on our business and financial results.

                           FORWARD-LOOKING INFORMATION

      Some of the statements in this prospectus and the documents incorporated by reference constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or "continue" or the negative of those terms or other comparable terminology. These statements are only present expectations. Actual events or results may differ materially. Moreover, we do not, nor does any other person, assume responsibility for the accuracy and completeness of those statements.

             SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

      The following table sets forth our selected consolidated financial data and should be read in conjunction with our consolidated financial statements incorporated into this prospectus by reference. The information for the six months ended June 30, 2003 and 2002 was derived from the unaudited financial data included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 which, in the opinion of management, includes all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation, in all material respects, of our financial position and results of operations for these periods. Our results for the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the fiscal year ended December 31, 2003. The information for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 was derived from our audited financial statements. Our financial statements for the year ended December 31, 2002 were audited by KPMG LLP, whom we appointed as our independent auditors as of June 13, 2002. Our financial statements for the years ended December 31, 2001, 2000, 1999 and 1998 were audited by our former independent auditors, Arthur Andersen LLP. Arthur Andersen has ceased auditing public companies in the United States.

                                     Six months ended
                                         June 30,                                Year ended December 31,
                                ------------------------    -----------------------------------------------------------------
                                   2003          2002          2002          2001         2000          1999          1998
                                ----------    ----------    ----------    ----------   ----------    ----------    ----------
                                                     (Dollars in thousands except for per share amounts)
For the period:
  Revenue ..................... $ 4,086,753  $ 3,648,995   $ 7,536,299  $ 6,889,406    $6,154,230   $5,130,545    $4,290,946
  Operating profit ............     560,000      559,349     1,104,115      968,184       878,090      724,130       562,207
  Income after income taxes ...     353,013      340,212       697,987      543,257       542,477      400,461       302,705
  Net income ..................     319,331      315,881       643,459      503,142       498,795      362,882       278,845
  Earnings per common share
    Basic .....................        1.71         1.70          3.46         2.75          2.85         2.07          1.61
    Diluted ...................        1.70         1.67          3.44         2.70          2.73         2.01          1.57
Dividends declared per
  common share ................        0.40         0.40          0.80        0.775          0.70        0.625         0.525
At period end:
  Cash and short-term
    investments ...............     543,579      454,392       695,881      516,999       576,539      600,949       717,391
  Total assets ................ $12,589,695  $11,575,553   $11,819,802  $10,617,414    $9,853,707   $9,017,637    $7,121,968
  Long-term obligations: ......
    Long-term debt ............     184,430      806,063       197,861      490,105     1,015,419      263,149       268,913
    Convertible notes .........   2,339,310    1,750,000     1,747,037      850,000       229,968      448,483       448,497
    Deferred compensation and
      other liabilities .......     326,895      301,917       293,638      296,980       296,921      300,746       269,966


      As discussed in footnote 13 of the notes to our consolidated financial statements for the year ended December 31, 2002, and as required by Statement of Financial Accounting Standards (SFAS) No. 142--"Goodwill and Other Intangibles," beginning with our 2002 results, goodwill and other intangible assets that have indefinite lives are no longer amortized. In the table that follows, we adjusted our historical results for periods prior to 2002 to eliminate goodwill amortization for all periods, as well as a non-recurring gain on the sale of Razorfish shares in 2000, and the related tax impacts. As a result of these exclusions, this presentation is a non-GAAP financial measure. We believe that by excluding these items, our financial results are more comparable year to year and thus more meaningful for purposes of this analysis. Our results of operations with these adjustments were as follows:

                                       Six months ended
                                           June 30,                          Year ended December 31,
                                    ---------------------- ----------------------------------------------------------
                                       2003        2002        2002        2001       2000        1999        1998
                                    ----------  ----------  ----------  ---------- ----------  ----------  ----------
                                                   (Dollars in thousands except for per share amounts)
As adjusted:
  Net income ......................    $319,331   $315,881    $643,459   $503,142    $498,795   $362,882    $278,845
  Add-back goodwill
    amortization net of income
    taxes .........................          --         --          --     83,066      76,518     66,490      54,112
  Less: gain on sale of Razorfish
    shares, net of income taxes ...          --         --          --         --      63,826         --          --
  Net income, excluding goodwill
    amortization and Razorfish gain    $319,331   $315,881    $643,459   $586,208    $511,487   $429,372    $332,957
  Earnings per common share,
    excluding goodwill
    amortization and Razorfish gain
    Basic .........................        1.71       1.70        3.46       3.21        2.93       2.45        1.92
    Diluted .......................        1.70       1.67        3.44       3.13        2.80       2.36        1.87

                       RATIO OF EARNINGS TO FIXED CHARGES

      The following table shows our ratio of earnings to fixed charges for the six months ended June 30, 2003 and 2002 and each of the five most recent fiscal years.

          Six months ended
              June 30,                      Year ended December 31,
      ------------------------    -------------------------------------------
         2003         2002         2002     2001     2000     1999      1998
      -----------  -----------    -------  -------  -------  ------    ------
         5.97x        6.27x        6.45x    4.82x    4.83x    4.44x     4.03x

      The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes plus fixed charges. Fixed charges consist of interest expense and that portion of net rental expense deemed representative of interest. Effective January 1, 2002 we stopped recording goodwill amortization expense as required by SFAS No. 142.

      The ratios shown for years ended December 31, 1998 through 2001, include goodwill amortization expense.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale by any securityholder of the notes or the common stock issuable upon conversion and/or redemption of the notes. See "Selling Securityholders" on page 30.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

      Our common stock is traded on the New York Stock Exchange under the symbol "OMC." The table below shows the range of quarterly high and low closing sale prices per share reported on the New York Stock Exchange Composite Tape for our common stock for the periods indicated and the average closing sale price per share and the dividends paid per share on our common stock for such periods. The last reported sale price per share on September 3, 2003 was $80.02.

                                  Omnicom Common Stock
                                  --------------------   Average Last  Dividends
                                   High           Low     Sale Price   Per Share
                                   ----           ---    ------------  ---------
2000:
First Quarter..................    $99.63      $79.88       $92.27       $0.175
Second Quarter.................     97.25       82.13        89.26        0.175
Third Quarter..................     90.44       70.00        82.80        0.175
Fourth Quarter.................     92.25       72.69        81.64        0.175

2001:
First Quarter..................    $94.51      $78.69       $87.96       $0.175
Second Quarter.................     97.57       79.50        88.29        0.200
Third Quarter..................     87.71       60.01        79.57        0.200
Fourth Quarter.................     89.77       62.35        80.70        0.200

2002:
First Quarter..................    $97.21      $85.10       $90.10       $0.200
Second Quarter.................     94.80       44.30        81.43        0.200
Third Quarter..................     64.89       40.74        55.35        0.200
Fourth Quarter.................     69.16       50.67        62.19        0.200

2003:
First Quarter..................    $67.72      $48.50       $57.56       $0.200
Second Quarter.................     75.25       54.65        66.27        0.200
Third Quarter (through
  September 3 , 2003)..........     80.02       71.05        73.98           --
----------
      The payment of dividends by us in the future will be determined by our board of directors and will depend on business conditions, our financial condition and earnings and other factors.

      We are not aware of any restrictions on our present or future ability to pay dividends. However, in connection with certain borrowing facilities entered into by us and our subsidiaries, we are subject to certain covenants requiring that we satisfy certain financial tests in order to pay dividends.

      We have one billion authorized shares of common stock, par value $0.15 per share, of which 190.0 million shares were outstanding on July 31, 2003.

                                 CAPITALIZATION

      The following table sets forth our consolidated capitalization as of June 30, 2003, which reflects our use of the net proceeds from the initial sale of the notes to pay down short-term bank loans and our outstanding commercial paper during June 2003. You should read this table in conjunction with the our financial statements and related notes and other financial and operating data included elsewhere in or incorporated by reference into this prospectus.

                                                                  June 30, 2003
                                                                  -------------
                                                                   (unaudited)
                                                                 (in thousands)

Current liabilities:

   Accounts payable.............................................    $4,543,047
   Advance billings.............................................       678,551
   Current portion of long-term debt............................        20,403
   Bank loans...................................................        64,889
   Accrued taxes and other liabilities..........................     1,262,638
                                                                    ----------
   Total current liabilities....................................     6,569,528
                                                                    ----------
Long-term debt..................................................       184,430
Convertible subordinated debentures.............................     2,339,310
Deferred compensation and other liabilities.....................       326,895
Minority interests..............................................       183,991
                                                                    ----------
   Total long-term indebtedness.................................     3,034,626
                                                                    ----------
Shareholders' equity:

   Common stock, 198,624,279 shares issued,
      189,931,128 shares outstanding(1).........................        29,790
   Additional paid-in capital...................................     1,384,244
   Retained earnings............................................     2,359,122
   Unamortized restricted stock.................................      (155,432)
   Accumulated other comprehensive loss.........................       (23,311)
   Treasury stock...............................................      (608,872)
                                                                    ----------
      Total shareholders' equity................................     2,985,541
                                                                    ----------
   Total liabilities and shareholders' equity...................   $12,589,695
                                                                    ==========
----------
(1) Outstanding common stock as of July 31, 2003 of 190.0 million shares excludes 5.8 million shares reserved for issuance upon conversion of the notes offered hereby, 7.7 million shares reserved for issuance upon conversion of our $847.0 million Liquid Yield Option Notes due 2031, 8.2 million shares reserved for issuance upon conversion of our $900.0 million Zero Coupon Zero Yield Convertible Notes due 2032 and shares reserved for issuance under our outstanding option grants.

                            DESCRIPTION OF THE NOTES

      We issued the notes under a senior indenture dated as of June 10, 2003 between JPMorgan Chase Bank, as trustee, and us. The following summarizes the material provisions of the notes and the indenture. The following summary is not complete and is subject to, and qualified by reference to, all of the provisions of the notes and the indenture. As used in this description, the words "we," "us," "our" and "Omnicom" do not include any current or future subsidiary of Omnicom.

      The indenture does not contain any financial covenants or any restrictions on the payment of dividends or the issuance or purchase of our securities. The indenture contains no covenants or other provisions to give protection to the holders of the notes in the event of a highly leveraged transaction or a change in control, except to the extent described under "--Purchase of Notes at Option of Holders upon Change in Control" on page 21.

General

      The notes are limited to $600,000,000 aggregate initial principal amount at maturity. The notes will mature June 15, 2033. Before June 15, 2023, the principal amount at maturity of a note will be equal to $1,000, the initial principal amount at maturity. On or after June 15, 2023, if, for the last 20 trading days preceding June 15, 2023, the average conversion value of a note is greater than the initial principal amount at maturity but less than or equal to $2,200, then the principal amount at maturity of a note will be equal to the lesser of the average conversion value of the note on June 15, 2023 and $2,000. If that average conversion value exceeds $2,200, then the principal amount at maturity will equal $1,000.

      For purposes of the notes and the indenture, the difference between the $1,000 initial principal amount at maturity of a note and the principal amount at maturity, as determined in accordance with the prior paragraph, is known as contingent additional principal. If contingent additional principal becomes payable, it will accrue from and including June 15, 2023 until maturity. Contingent additional principal will be calculated on a semi-annual bond equivalent basis, using a 360-day year composed of twelve 30-day months.

      The conversion value of a note as of any date of determination will equal the sale price per share of our common stock on the determination date multiplied by the number of shares of common stock then issuable upon conversion of a note.

      Principal on the notes will be payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for that purpose, in the Borough of Manhattan, The City of New York.

      We will not pay any cash interest on the notes prior to maturity except in the limited circumstances described below under "--Contingent Cash Interest" on page 17 or if we elect to do so in our sole discretion. Each note was originally issued at an initial principal amount at maturity of $1,000 per note. Although the notes were not initially offered at a discount, they are contingent payment debt instruments.

      Any and all contingent additional principal and contingent cash interest otherwise payable on the note will cease to accrue on that note upon maturity, conversion, purchase by us at the option of the holder or redemption of the note. We may not reissue a note that has matured or been converted, purchased by us at your option, redeemed or otherwise cancelled.

      Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar will initially be the trustee. We will not charge a service fee for any exchange or registration of transfer of notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

Ranking of the Notes

      The notes are our senior unsecured obligations. The notes rank equal in right of payment to all of our existing and future senior unsecured indebtedness. However, we are a holding company and the notes are therefore effectively subordinated to all existing and future obligations of our subsidiaries and to our obligations that are secured, to the extent of the security. See "Risk Factors--Our Holding Company Structure Results in Structural Subordination and May Affect Our Ability to Make Payments on the Notes" on page 7.

      As of June 30, 2003, we had $2,609.0 million of indebtedness outstanding, all of which is unsecured, $2,522.0 million of which is issued by us and $87.0 million of which is indebtedness of our subsidiaries that is guaranteed by us.

Yield to Maturity; Tax Original Issue Discount

      The yield to maturity, calculated on the basis of the initial principal amount at maturity and therefore excluding any contingent cash interest or contingent additional principal that may become payable, will be zero. In addition, the yield to maturity for a particular purchaser of the notes will be negative if the price paid by the purchaser exceeds $1,000. If contingent cash interest and/or contingent additional principal becomes payable, the yield to maturity may increase.

      Although the notes were not originally offered at a discount, the notes constitute contingent payment debt instruments. As a result, the notes are deemed to have been issued with original issue discount for United States federal income tax purposes, referred to as tax original issue discount. We intend to compute and report accruals of the tax original issue discount based upon an overall yield of 4.60% per year, computed on a semi-annual bond equivalent basis, which we have determined represents the yield required to be reported under applicable Treasury regulations. However, the actual rate we record could vary from that amount.

      In accordance with the application of the contingent payment debt tax regulations, you will also recognize gain or loss on the sale, exchange, conversion or redemption of a note in an amount equal to the difference between the amount realized, including the fair market value of any common stock received, and your adjusted tax basis in the note. Any gain recognized by you generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income and, thereafter, capital loss. However, it is possible that deductions for capital losses realized upon conversion or redemption for stock may not be allowed under certain rules regarding recapitalizations.

      See "Federal Income Tax Considerations" beginning on page 27 for more information and a summary of the resulting consequences from this treatment.

Book-Entry System

      The notes were only issued in the form of global securities held in book-entry form. DTC or its nominee are the sole registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and may only be transferred through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the notes, in accordance with the procedures and practices of DTC. Beneficial owners are holders and are not entitled to any rights provided to the holder of notes under the global securities or the indenture. Omnicom and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

      Notes represented by a global security are exchangeable for certificated securities with the same terms only if:

      o DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

      o we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

      o     a default under the indenture occurs and is continuing.

      DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including the initial purchasers, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.


Conversion Rights

      Holders may surrender notes for conversion into shares of our common stock only if at least one of the conditions described below is satisfied. In addition, a note for which a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase the note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

      The initial conversion rate is 9.7087 shares of common stock per $1,000 initial principal amount at maturity of the notes, subject to adjustment only upon the occurrence of the events described below. The conversion rate will not be adjusted for any accrued contingent principal or contingent cash interest that may become payable. A holder of a note otherwise entitled to a fractional share will receive cash in an amount equal to the value of such fractional share based on the sale price, as defined below under "--Purchase of Notes at the Option of the Holder" on page 19, on the trading day immediately preceding the conversion date.

      If contingent cash interest is payable to holders of notes during any particular six-month period, and any notes are converted after the applicable record date and prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the contingent cash interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of contingent cash interest payable on the principal amount of notes so converted, unless those notes have been called for redemption, in which case no such payment shall be required.

      The ability to surrender notes for conversion will expire at the close of business on June 15, 2033.

Conversion Based on Common Stock Price

      Before June 15, 2023, holders may surrender a note for conversion during any calendar quarter commencing after June 30, 2003 if, for the last 20 trading days in the preceding calendar quarter, the average conversion value, calculated as described above under "--General" on page 13, per note is greater than or equal to the following amounts for the quarters indicated:

      Quarter Ended                                                       Amount
      -------------                                                       ------
      September 30, 2003..............................................    $1,250
      December 31, 2003...............................................    $1,300
      March 31, 2004..................................................    $1,350
      June 30, 2004...................................................    $1,400
      September 30, 2004..............................................    $1,450
      December 31, 2004...............................................    $1,500
      March 31, 2005..................................................    $1,550
      June 30, 2005...................................................    $1,600
      September 30, 2005..............................................    $1,650
      December 31, 2005...............................................    $1,700
      March 31, 2006..................................................    $1,750
      June 30, 2006...................................................    $1,800
      September 30, 2006..............................................    $1,850
      December 31, 2006...............................................    $1,900
      March 31, 2007..................................................    $1,950
      June 30, 2007...................................................    $2,000
      September 30, 2007..............................................    $2,050
      December 31, 2007...............................................    $2,100
      March 31, 2008..................................................    $2,150
      June 30, 2008 and thereafter....................................    $2,200

      If this condition is met at any time after June 30, 2003 and before June 15, 2023, then the notes will be convertible at any time after the date on which the condition is first met, at the option of the holder, through maturity.

      On or after June 15, 2023, holders may surrender a note for conversion during any calendar quarter if, for the last 20 trading days in the preceding calendar quarter, the average conversion value of the note is greater than or equal to 110% of the principal amount at maturity of the note. If the foregoing condition is satisfied, then the notes will thereafter be convertible at any time at the option of the holder, through maturity.

Conversion Based on Credit Ratings

      Holders may also surrender a note for conversion at the then-applicable conversion rate at any time after the credit rating assigned to the notes is reduced to Ba1 or lower by Moody's or BBB- or lower by S&P. This event would not, however, result in an adjustment to the number of shares issuable upon conversion.

Conversion upon Notice of Redemption

      A holder may surrender for conversion a note called for redemption at any time prior to the close of business on the second business day prior to the redemption date, even if it is not otherwise convertible at that time. A note for which a holder has delivered a purchase notice or a change in control purchase notice as described below requiring us to purchase the note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

Conversion upon Occurrence of Specified Corporate Transactions

      If we elect to

      o distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days, common stock at less than the sale price, as defined below under "--Purchase of Notes at the Option of the Holder" on page 19, at the time; or

      o distribute to all holders of our common stock assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 15% of the closing price of the common stock on the day preceding the declaration date for such distribution, we must notify the holders of notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place.

      In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash, securities or other property, a holder may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date for the transaction until 15 days after the actual effective date of such transaction.

Conversion Rate Adjustments and Delivery of Common Stock

      The initial conversion rate is 9.7087 of our common shares for each $1,000 initial principal amount at maturity of the notes. The conversion rate will not be adjusted for accrued contingent additional principal or contingent cash interest that may become payable.

      We are required to adjust the conversion rate for:

      o dividends or distributions on our common stock payable in our common stock or other capital stock;

      o subdivisions, combinations or certain reclassifications of our common stock;

      o distributions to all holders of common stock of certain rights to purchase common stock for a period expiring within 60 days at less than the sale price at the time; and

      o distributions to those holders of our assets or debt securities or certain rights to purchase our securities, excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the sale price of the common stock on the day preceding the date of declaration of such dividend or other distribution.

However, no adjustment will voluntarily be made if holders participate in the transaction without conversion or in limited certain other cases as described in the indenture. The indenture also permits us to increase the conversion rate from time to time at our option.

      If we are party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, at the effective time of the transaction, the right to convert a note into shares of our common stock will be changed into a right to convert it into the kind and amount of securities, cash or other property of Omnicom or another person which the holder would have received if the holder had converted the holder's note immediately prior to the transaction. If the transaction also constitutes a "change in control," as defined below, and occurs before June 15, 2010, the holder will be able to require us to purchase all or a portion of its notes as described under "--Purchase of Notes at Option of Holders upon Change in Control" on page 21.

      In the event of:

      o a taxable distribution to holders of common stock which results in an adjustment of the conversion rate; or

      o     an increase in the conversion rate at our discretion,

the holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See "Federal Income Tax Considerations--Constructive Dividend" on page 29.

      To convert a note into shares of our common stock, a holder must:

      o complete and manually sign the conversion notice on the back of the note or complete and manually sign a facsimile of the conversion notice and deliver the conversion notice to the conversion agent;

      o     surrender the note to the conversion agent;

      o if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

      o     if required, pay all transfer or similar taxes.

      Pursuant to the indenture, the date on which all of the foregoing requirements have been satisfied is the conversion date.

      If one or more of the conditions to the conversion of the notes has been satisfied, we will promptly notify the holders of notes thereof and use our reasonable best efforts to post this information on our web site or, at our option, otherwise publicly disclose this information.

      When a holder surrenders notes for conversion, the conversion agent may first offer the notes to a financial institution chosen by us for exchange in lieu of conversion. The designated institution will have the option, but not the obligation (unless separately agreed to by it and us at the time), to agree to exchange those notes for the number of shares of our common stock that the holder of those notes would have been entitled to receive upon conversion, plus cash for any fractional shares. We may, but will not be obligated to, enter into a separate agreement with the financial institution which would compensate it for any such transaction. As soon as practicable following the conversion date, the designated institution or we, as the case may be, will deliver through the conversion agent a certificate for the number of full shares of common stock into which any note is converted, together with any cash payment for fractional shares. Delivery to the holder of the full number of shares of common stock into which the note is convertible, together with any cash payment for such holder's fractional shares, will be deemed to satisfy our obligation to pay the principal amount at maturity of the note whether made by us or by the designated institution. For a discussion of the tax treatment of a holder receiving common stock upon conversion, see "Federal Income Tax Considerations--Disposition or Conversion" on page 29.

Contingent Cash Interest

      We will be required to pay contingent cash interest to the holders of notes during any six-month period from June 16 to December 15, and from December 16 to June 15, from the interest period commencing June 16, 2010 if the average market price of a note for a five trading day measurement period preceding the first day of the applicable six-month period equals or exceeds $1,200. Each five trading day measurement period will end on the second trading day immediately preceding the first day of the applicable six-month period.

      Contingent cash interest, if any, will accrue from the first day of any interest period and be payable on June 15 and December 15 of the relevant six-month period to holders of the notes on the record date, which will be the immediately preceding June 1 and December 1 of each applicable six-month period.

      For any six-month period, the amount of contingent cash interest per note will be equal to the amounts set forth in the table below per $1,000 aggregate principal amount for each applicable interest period.

Payment Date                 Semi-Annual Interest       Payment Date                      Semi-Annual Interest
----------                   --------------------       ------------                      --------------------
December 15, 2010...........       $ 5.25               June 15, 2022...................         $ 8.25
June 15, 2011...............       $ 5.50               December 15, 2022...............         $ 8.25
December 15, 2011...........       $ 5.50               June 15, 2023...................         $ 8.50
June 15, 2012...............       $ 5.75               December 15, 2023...............         $ 8.50
December 15, 2012...........       $ 5.75               June 15, 2024...................         $ 8.75
June 15, 2013...............       $ 6.00               December 15, 2024...............         $ 8.75
December 15, 2013...........       $ 6.00               June 15, 2025...................         $ 9.00
June 15, 2014...............       $ 6.25               December 15, 2025...............         $ 9.00
December 15, 2014...........       $ 6.25               June 15, 2026...................         $ 9.25
June 15, 2015...............       $ 6.50               December 15, 2026...............         $ 9.25
December 15, 2015...........       $ 6.50               June 15, 2027...................         $ 9.50
June 15, 2016...............       $ 6.75               December 15, 2027...............         $ 9.50
December 15, 2016...........       $ 6.75               June 15, 2028...................         $ 9.75
June 15, 2017...............       $ 7.00               December 15, 2028...............         $ 9.75
December 15, 2017...........       $ 7.00               June 15, 2029...................         $10.00
June 15, 2018...............       $ 7.25               December 15, 2029...............         $10.00
December 15, 2018...........       $ 7.25               June 15, 2030...................         $10.25
June 15, 2019...............       $ 7.50               December 15, 2030...............         $10.25
December 15, 2019...........       $ 7.50               June 15, 2031...................         $10.50
June 15, 2020...............       $ 7.75               December 15, 2031...............         $10.50
December 15, 2020...........       $ 7.75               June 15, 2032...................         $10.75
June 15, 2021...............       $ 8.00               December 15, 2032...............         $10.75
December 15, 2021...........       $ 8.00               June 15, 2033...................         $11.00

      The market price of a note on any date of determination means the average of the secondary market bid quotations per note obtained by the bid solicitation agent for $10.0 million principal amount at maturity of notes at approximately 4:00 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if

      o at least three such bids are not obtained by the bid solicitation agent; or

      o in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes,

then the market price of the note will equal (1) the then applicable conversion rate of the notes multiplied by (2) the average sale price of our common stock on the five trading days ending on such determination date, appropriately adjusted.

      The bid solicitation agent will be initially JPMorgan Chase Bank. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the notes.

      We will determine every six months, commencing June 15, 2010, whether the conditions to the payment of contingent cash interest have been satisfied and, if so, we will promptly notify the holders of notes thereof and use our reasonable best efforts to post this information on our web site or, at our option, otherwise publicly disclose this information.

      We may unilaterally increase the amount of contingent cash interest we pay or pay interest or other amounts we are not obligated to pay, but we have no obligation to do so.

Redemption of Notes at the Option of Omnicom

      No sinking fund is provided for the notes. We cannot redeem the notes before June 15, 2010, except as set forth under "Description of Notes--Purchase of Notes at Option of Holders upon Change in Control" on page 21. On and after June 15, 2010, we may, at our option, redeem all or any portion of the notes for cash at any time in whole or from time to time in part at a redemption price of $1,000 per $1,000 initial principal amount of notes plus any contingent additional principal that has accrued to the date of redemption. We will provide a notice of redemption by mail to holders of notes at least 30 days and not more than 60 days in advance of any redemption. Notes called for redemption will be convertible by the holder, even if the other conditions described under "--Conversion Rights" on page 15 have not occurred, until the close of business on the second business day prior to the redemption date.

      The notes will be redeemable in integral multiples of $1,000.

      If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed. In this case, the trustee may select the notes by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion will be deemed to be the portion selected for redemption.

Purchase of Notes at the Option of the Holder

      On June 15, 2006, 2008, 2010, 2013, 2018, 2023 and on each June 15 annually thereafter through and including June 15, 2032 (or if any such day is not a business day, the next succeeding business day), holders may require us to purchase any outstanding note for which the holder has properly delivered a written purchase notice, subject to certain additional conditions, including that such notice is not withdrawn by the close of business on the next business day, at the following prices:

      (1)   June 15, 2006, 2008, 2010, 2013 and 2018 at the initial principal amount at maturity; and

      (2) June 15, 2023 through and including June 15, 2032 at the initial principal amount at maturity of the notes plus any accrued contingent additional principal that may be payable.

Holders may submit their notes for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to June 15 of each applicable redemption year, or, if such day is not a business day, the next succeeding business day, until the close of business on such date.

      The purchase price will be payable on the fourth business day following the applicable purchase date in cash, shares of our common stock or a combination of cash and common stock at our option. When a holder surrenders the notes for purchase, the purchase agent may first offer the notes to a financial institution chosen by us to purchase the notes. The designated financial institution will have the option, but not the obligation (unless separately agreed to by it and us at the time) to purchase the notes at the purchase price and in the form of cash or common stock or both, as we may have previously elected in the notice sent to holders described in the next paragraph. We may, but will not be obligated to, enter into a separate agreement with the financial institution which would compensate it for any such transaction.

      We will be required to give notice on a date not less than 20 business days prior to each applicable purchase date to all holders at their addresses shown in the register of the registrar stating among other things:

      o whether the purchase price will be paid in cash or common stock or any combination thereof, specifying the percentage of each;

      o if we elect to pay in common stock, the method of calculating the market price of common stock; and

      o the procedures that holders must follow to require us to purchase their notes.

      Each holder electing to require us to purchase notes is required to give notice of its election to the paying agent no later than the close of business on June 15 of each applicable redemption year, or, if such day is not a business day, the next succeeding business day. The notice is required to state:

      o the certificate numbers of the holder's notes to be delivered for purchase;

      o the portion of the initial principal amount at maturity of notes to be purchased, which must be $1,000 or an integral multiple of $1,000; and

      o that the notes are to be purchased pursuant to the applicable provisions of the notes.

      A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day following the date on which the purchase notice is required to be delivered. The notice of withdrawal is required to state:

      o the initial principal amount at maturity of the notes being withdrawn;

      o     the certificate numbers of the notes being withdrawn; and

      o the initial principal amount at maturity, if any, of the notes that remain subject to the purchase notice.

      If we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us, or the designated institution, as the case may be, will be equal to the portion of the purchase price to be paid in common stock divided by the market price for a share of common stock.

      For this purpose, the "market price" of our common stock means the average of the sale prices of the common stock for the five trading days ending on the third business day prior to the applicable purchase date if the third business day prior to the applicable purchase date is a trading day or, if not, then on the last trading day prior to the measurement date. The price as determined will be appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the relevant five trading day period and ending on the purchase date, of any events that would result in an adjustment of the conversion rate then in effect for the notes as described under "--Conversion Rights" on page 15.

      The "sale price" of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal United States securities exchange on which the common stock is then traded or, if the common stock is not listed on a United States national or regional securities exchange, then we will use the prices as reported by the National Association of Securities Dealers Automated Quotation System or by the National Quotation Bureau Incorporated or otherwise as provided in the indenture.

      Because the market price of the common stock is determined prior to the applicable purchase date, holders of notes bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We, or the designated institution, as the case may be, may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

      Upon determination of the actual number of shares of common stock to be issued for each $1,000 initial principal amount at maturity of notes in accordance with the foregoing provisions, we will promptly notify the holders of notes thereof and use our reasonable best efforts to post this information on our web site or, at our option, otherwise publicly disclose this information.

      We, or the designated institution, as the case may be, will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price.

      In addition to the above conditions, our right, or the right of the designated institution, as the case may be, to purchase notes, in whole or in part, with common stock is subject to our satisfying various conditions, including:

      o listing such common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq;

      o the registration of the common stock under the Securities Act and the Exchange Act, if required; and

      o any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

      If these conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we, or the designated institution, as the case may be, will be required to pay the purchase price of the notes to the holder entirely in cash. See "Federal Income Tax Considerations--Disposition or Conversion" on page 29. Neither we nor the designated institution may change the form or components or percentages of components of consideration to be paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the first sentence of this paragraph.

      In connection with any purchase offer, we, or the designated institution, as the case may be, will

      o comply with the provisions of any tender offer rules under the Exchange Act which may then be applicable; and

      o file a Schedule TO or any other required schedule under the Exchange Act, if required.

      Our obligation, or the obligation of the designated institution, as the case may be, to pay the purchase price for a note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made promptly following the later of the purchase date or the time of delivery of the note.

      If on any purchase date, the notes are purchased in accordance with the terms of the indenture, then, immediately after the purchase date, whether or not the note is delivered to the paying agent, the holder exercising its right to require Omnicom to purchase such notes will cease to be entitled to any contingent additional principal or contingent cash interest that may be payable or then be accruing and all other rights of that holder will terminate, other than the right to receive the purchase price upon delivery of the note.

      Our ability to purchase notes may be limited by the terms of our then-existing borrowing agreements.

      We may not purchase any notes for cash at the option of holders if an event of default with respect to the notes has occurred and is continuing, other than a default in the payment of the purchase price with respect to such notes.

Purchase of Notes at Option of Holders upon Change in Control

      In the event of a change in control occurring on or prior to June 15, 2010, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's notes, at a price equal to $1,000 per note. We will be required to purchase the notes as of the date that is 35 business days after the occurrence of such change in control. We refer to this date as the "change in control purchase date."

      In addition, if at least 90% in aggregate principal amount of the notes outstanding immediately prior to the change of control are purchased on the change in control purchase date, we may, within 90 days following the change in control purchase date, at our option, redeem all of the remaining notes at a redemption price equal to $1,000 per note.

      Within 15 days after the occurrence of a change in control, we must mail to the trustee and to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice must state:

      o     the events causing the change in control;

      o     the date of the change in control;

      o     the last date on which a holder may exercise the purchase right;

      o     the change in control purchase price;

      o     the change in control purchase date;

      o     the name and address of the paying agent and the conversion agent;

      o     the conversion rate and any adjustments to the conversion rate;

      o that notes with respect to which a change in control purchase notice is given by the holder may be converted, if otherwise convertible, only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

      o     the procedures that holders must follow to exercise these rights.

      To exercise this right, the holder must deliver a written notice so as to be received by the paying agent no later than the close of business on the third business day prior to the purchase date. The required purchase notice upon a change in control must state:

      o     the certificate numbers of the notes to be delivered by the holder;

      o the initial principal amount at maturity of notes to be purchased, which must be $1,000 or an integral multiple of $1,000; and

      o that we are to purchase such notes pursuant to the applicable provisions of the notes.

      A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the change in control purchase date. The notice of withdrawal must state:

      o the initial principal amount at maturity of the notes being withdrawn;

      o     the certificate numbers of the notes being withdrawn; and

      o the initial principal amount at maturity, if any, of the notes that remain subject to a change in control purchase notice.

      Our obligation to pay the change in control purchase price for a note for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of the change in control purchase price for such note will be made promptly following the later of the change in control purchase date or the time of delivery of such note.

      If on any change in control purchase date, notes are purchased in accordance with the terms of the indenture, then, immediately after the change in control purchase date, whether or not the note is delivered to the paying agent, the holder exercising its right to require Omnicom to purchase such notes will cease to be entitled to contingent additional principal or contingent additional interest, if any, and all other rights of that holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the note.

      Under the indenture, a "change in control" of Omnicom is deemed to have occurred at such time as:

      o any person, including its affiliates and associates, other than Omnicom, its subsidiaries or their employee benefit plans, files a
            Schedule 13D or TO (or any successor schedules, forms or reports under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the voting power of our common stock or other capital stock into which our common stock is reclassified or changed, with limited exceptions; or

      o any consolidation, merger or share exchange of Omnicom shall have been consummated under which the common stock would be converted into cash, securities or other property, in each case other than a consolidation, merger or share exchange of Omnicom in which the holders of our common stock immediately prior to the consolidation, merger or share exchange have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of ordinary voting stock of the continuing or surviving corporation immediately after the consolidation, merger or share exchange.

      The indenture does not permit our board of directors to waive our obligation to purchase notes at the option of holders in the event of a change in control.

      In connection with any purchase offer in the event of a change in control, we will:

      o comply with the provisions of any tender offer rules under the Exchange Act which may then be applicable; and

      o file a Schedule TO or any other required schedule under the Exchange Act, if required.

      The change in control purchase feature of the notes may in certain circumstances make more difficult or discourage a takeover of Omnicom. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

      o     to accumulate shares of our common stock;

      o to obtain control of Omnicom by means of a merger, tender offer, solicitation or otherwise; or

      o part of a plan by management to adopt a series of anti-takeover provisions.

      Instead, the change in control purchase feature is a standard term contained in other notes offerings that have been marketed by the initial purchasers and other investment banks. The terms of the change in control purchase feature resulted from negotiations between JPMorgan and us.

      We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the notes but that would increase the amount of our (or our subsidiaries') outstanding indebtedness. See "Risk Factors Relating to the Notes--The Lack of Covenants Applicable to the Notes May Not Afford Protection in Some Circumstances" on page 7.

      We may not purchase notes at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the change in control purchase price with respect to the notes.

Events of Default

      The following will be events of default for the notes:

      (1) default in payment of the principal amount at maturity, contingent additional principal, redemption price, purchase price or change in control purchase price with respect to any note when such becomes due and payable;

      (2) default in payment of any contingent cash interest, which default continues for 30 days;

      (3) our failure to comply with any of our other agreements in the notes or the indenture upon receipt by us of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding and our failure to cure (or obtain a waiver of) such default within 60 days after receipt of such notice;

      (4) (A) our failure to make any payment by the end of any applicable grace period after maturity of indebtedness, which term as used in the indenture means obligations (other than nonrecourse obligations) of Omnicom for borrowed money or evidenced by bonds, debentures, notes or similar instruments in an amount (taken together with amounts in (B)) in excess of $100 million and continuance of such failure, or (B) the acceleration of indebtedness in an amount (taken together with the amounts in (A)) in excess of $100 million because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled in case of (A) or (B) above, for a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding; however, if any such failure or acceleration referred to in (A) or (B) above shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred; or

      (5) certain events of bankruptcy or insolvency affecting us or certain of our subsidiaries.

      If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding may declare the initial principal amount at maturity of the notes, plus any accrued and unpaid contingent cash interest and contingent additional principal through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency of Omnicom, which would constitute an event of default, the initial principal amount at maturity of the notes plus accrued and unpaid contingent cash interest and contingent additional principal will automatically become immediately due and payable. The holders of a majority in aggregate principal amount at maturity of the notes then outstanding, by notice to the trustee, and without notice to any other holder, may rescind an acceleration and its consequences if:

      o     the rescission would not conflict with any judgment or decree;

      o all existing events of default have been cured or waived, except any nonpayment of the initial principal amount at maturity plus accrued and unpaid contingent cash interest and contingent additional principal that have become due solely as a result of acceleration; and

      o     all amounts due to the trustee have been paid.

      No rescission shall affect any subsequent default or impair any right consequent to the rescission.

      In some circumstances the holders of a majority in aggregate principal amount at maturity of the notes then outstanding, by notice to the trustee, and without notice to any other holder, may waive an existing default and its consequences. When a default is waived, it is deemed cured, but no waiver will extend to any subsequent or other default or impair any consequent right.

      The holders of a majority in aggregate principal amount at maturity of the notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines in good faith is unduly prejudicial to the rights of other holders or would involve the trustee in personal liability unless the trustee is offered indemnity satisfactory to it against loss, liability or expense.

      A holder may not pursue any remedy with respect to the indenture or the notes unless:

      o the holder gives the trustee written notice stating that an event of default is continuing;

      o the holders of at least 25% in aggregate principal amount at maturity of the notes then outstanding make a written request to the trustee to pursue the remedy;

      o the holder or holders offer to the trustee reasonable security or indemnity satisfactory to the trustee against any loss, liability or expense;

      o the trustee does not comply with the request within 60 days after receipt of such notice, request and offer of security or indemnity; and

      o the holders of a majority in aggregate principal amount at maturity of the notes then outstanding do not give the trustee a direction inconsistent with the request during such 60-day period.

      A holder may not use the indenture to prejudice the rights of any other holder or to obtain a preference or priority over any other holder.

      Under the indenture, we are required to deliver to the trustee, within five business days of becoming aware of the occurrence of an event of default, written notice of the event of default. In addition, we are required to deliver to the trustee written notice of any event which with the giving of notice or the lapse of time, or both, would become an event of default as a result of our failure to comply with any of our other agreements in the notes or the indenture upon receipt of notice of such default or our failure to make any payment by the end of the applicable grace period after maturity of indebtedness, the status of any such event and what action we are taking or propose to take with respect thereto.

      If the trustee collects any money as a result of an event of default, it shall pay out the money in the following order:

            first: to the trustee for amounts due as compensation, reimbursement or indemnification;

            second: to holders for amounts due and unpaid on the notes for the principal amount at maturity, initial principal amount at maturity plus contingent additional principal, redemption price, purchase price, change in control purchase price or contingent cash interest, if any, as the case may be, and ratably, without preference or priority of any kind, according to such amounts due and payable on the notes; and

            third: to us, if any balance remains.

      The trustee may fix a record date and payment date for any payment to holders. At least 15 days before such record date, the trustee is required to mail to each holder and to us a notice that states the record date, the payment date and the amount to be paid.

Mergers and Sales of Assets

      The indenture provides that we may not consolidate with or merge into any person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless, among other things:

      o the resulting, surviving or transferee person is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and such entity assumes all our obligations under the notes and the indenture; and

      o we or such successor entity will not immediately following the transaction be in default under the indenture.

      Upon the assumption of our obligations by a successor corporation in such circumstances, subject to limited exceptions contained in the indenture, we will be discharged from all obligations under the notes and the indenture. Although these types of transactions are permitted under the indenture, some of these types of transactions occurring on or prior to June 15, 2010 could constitute a change in control as described above for purposes of the notes. In this circumstance, holders could require us to purchase their notes as described above.

Modification

      We and the trustee may modify or amend the indenture or the notes with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the notes then outstanding. However, the consent of the holders of each outstanding note would be required to:

      o alter our obligation to pay contingent cash interest (except that we may increase the amount thereof without the consent of the trustee or the holders);

      o make any note payable in money or securities other than that stated in the note;

      o     alter the stated maturity of any note;

      o reduce the principal amount at maturity, contingent additional principal, redemption price, purchase price or change in control purchase price with respect to any note;

      o make any change that adversely affects the right of a holder to receive shares of common stock upon surrendering a note for conversion;

      o make any change that adversely affects the right to require us to purchase a note;

      o impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the notes; and

      o change the provisions in the indenture that relate to modifying or amending the indenture.

      Without the consent of any holder of notes, we and the trustee may enter into supplemental indentures for any of the following purposes:

      o to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the notes;

      o to add covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

      o     to secure our obligations in respect of the notes;

      o to make any changes or modifications to the indenture necessary in connection with the registration of the notes under the Securities Act and the qualification of the notes under the Trust Indenture Act of 1939 as contemplated by the indenture;

      o     to cure any ambiguity or inconsistency in the indenture; or

      o to make any change that does not adversely affect the rights of any holder of the notes.

      The holders of a majority in aggregate principal amount at maturity of the notes then outstanding may, on behalf of the holders of all notes:

      o waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

      o waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, contingent additional principal, redemption price, purchase price, change in control purchase price or obligation to deliver common stock upon conversion with respect to any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

Calculations in Respect of Notes

      We will be responsible for making all calculations called for under the notes. See "--Conversion Rights" on page 15. These calculations include, but are not limited to, determination of the market prices of the note and of our common stock, amounts of tax original issue discount, and amounts of contingent cash interest and contingent additional principal, if any, payable on the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

Information Concerning the Trustee

      JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., one of the initial purchasers, is the trustee, registrar, paying agent and conversion agent.

      The indenture provides that, except during the continuance of an event of default, the trustee will perform only those duties as are specifically set forth in the indenture. During the existence of an event of default, the trustee is required to exercise the rights and powers vested in it by the indenture, and to use the same degree of care and skill in its exercise of those rights and powers as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

      The indenture and the provisions of the Trust Indenture Act contain limitations on the rights of the trustee, should it become a creditor of ours, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the Trust Indenture Act, the trustee will be permitted to engage in other transactions, provided that if the trustee acquires any conflicting interests, as described in the Trust Indenture Act, the trustee must eliminate the conflict or resign.

      The trustee is required to deliver notice of all defaults to the holders within 90 days after the occurrence, unless the defaults shall have been cured before the giving of the notice. However, in the case of a default in the payment of principal of, or interest on, or other similar obligation with respect to, the notes, the trustee may withhold the notice if and so long as the board of directors, the executive committee or a trust committee of directors or trustees and/or responsible officers of the trustee in good faith determines that the withholding of the notice is in the interest of holders of the notes.

      A trustee may at any time resign by giving written notice of resignation to us and to the holders. Upon receiving a notice of resignation, we will be required to promptly appoint a successor trustee. If no successor trustee is appointed within 30 days after the mailing of the notice of resignation, the resigning trustee or any holder who has been a bona fide holder of a note for at least six months may, subject to the provisions of the indenture, petition any court of competent jurisdiction for the appoint of a successor trustee.

      We may remove a trustee and appoint a successor trustee if:

      o the trustee fails to comply with the provisions relating to any conflict of interest after written request made by us or by any holder who has been a bona fide holder of notes for at least six months;

      o the trustee ceases to be eligible in accordance with the provisions contained in the indenture and the trustee fails to resign after requested to by us or any holder;

      o the trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or liquidator for the trustee or its property is appointed, or any public officer takes charge or control of the trustee or its property or affairs for the purpose of rehabilitation, conservation or liquidation; or

      o we determine that the trustee has failed to perform its obligations under the indenture in any material respect.

      If we fail to remove the trustee, any holder who has been a bona fide holder of a note for at least six months may petition a court of competent jurisdiction for the removal of the trustee and the appointment of a successor trustee. In addition, the holders of a majority in aggregate principal amount at maturity of the notes outstanding may at any time remove a trustee and appoint a successor trustee by delivering notice to the trustee to be removed, the successor trustee and us. Any resignation or removal of the trustee and any appointment of a successor trustee will become effective upon acceptance of appointment by the successor trustee.

Governing Law

      The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

Miscellaneous

      We or our affiliates may from time to time purchase the securities offered in this prospectus which are then outstanding by tender, in the open market or by private agreement.

                          DESCRIPTION OF CAPITAL STOCK

      The following briefly summarizes the material terms of our capital stock. You should read our certificate of incorporation, a copy of which may be obtained from us as described under "Where You Can Find More Information" on page 34, for more detailed information that may be important to you.

      We are authorized to issue 1.0 billion shares of common stock, par value $0.15 per share, of which 190.0 million shares were outstanding on July 31, 2003, and 7.5 million shares of preferred stock at $1.00 per share, none of which is outstanding.

      Each share of common stock entitles the holder to one vote for the election of directors and for all other matters to be voted on by holders of our common stock. Holders of common stock may not cumulate their votes in the election of directors. All shares of common stock have equal rights and are entitled to such dividends as may be declared by the board of directors out of funds legally available therefor, but only after payment of dividends required to be paid on any outstanding shares of preferred stock. All shares of common stock share ratably upon liquidation in the assets available for distribution to shareholders after payments to creditors and provision for the preference of any preferred stock. We are not aware of any restrictions on our present or future ability to pay dividends. However, in connection with certain borrowing facilities entered into by us and/or our subsidiaries, we are subject to certain covenants requiring that we satisfy certain financial tests in order to pay dividends. The shares of common stock are not subject to call or assessment, have no preemptive or other subscription rights or conversion rights and cannot be redeemed. Our shareholders can remove a director only by an affirmative two-thirds vote of all outstanding voting shares. A two-thirds vote of all outstanding voting shares is also required to amend our by-laws or some of the provisions of our certificate of incorporation and to change the number of directors comprising the full board. The board of directors has power to amend the by-laws or change the number of directors comprising the full board.

      We may issue preferred stock in series having whatever rights and preferences the board of directors may determine without the approval of our shareholders. One or more series of preferred stock may be made convertible into common stock at rates determined by the board of directors, and preferred stock may be given priority over common stock in payment of dividends, rights on liquidation, voting and other rights.

      As of June 30, 2003, we had a total of $2,347.0 million aggregate principal amount of convertible notes outstanding, including $847.0 million of senior unsecured debentures with a scheduled maturity in 2031, $900.0 million of senior unsecured debentures with a scheduled maturity of 2032 and the $600.0 million of senior unsecured debentures with a scheduled maturity of 2033 being registered pursuant to the registration statement of which this prospectus is a part. The 2031 notes and the 2032 notes are convertible into shares of our common stock at a conversion price of $110.01 per share, subject to adjustment in certain events. The 2033 notes are convertible into shares of our common stock at a conversion price of $103.00 per share, subject to adjustment in certain events.

      The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services. The common stock is listed on the New York Stock Exchange under the symbol "OMC."

                       FEDERAL INCOME TAX CONSIDERATIONS

      This is a summary of material United States federal income tax considerations relevant to holders of notes. This summary is based upon the Internal Revenue Code of 1986 (which we refer to as the Code), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect, or different interpretations. No statutory, regulatory, administrative or judicial authority directly addresses the treatment of the notes for United States federal income tax purposes, although a published IRS ruling on the treatment of notes similar to the notes offered hereby is consistent with the treatment described herein. However, there can be no assurance that the IRS will not challenge one or more of the conclusions described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the United States federal income tax consequences of acquiring or holding notes, nor except as specifically stated below, have we obtained, nor do we intend to obtain, an opinion of counsel with respect to the tax consequences of acquiring or holding notes.

      This summary does not purport to deal with all aspects of United States federal income taxation that may be relevant to a holder, such as a holder subject to the alternative minimum tax provisions of the Code. Also, it is not intended to address specific considerations relevant to persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates or persons holding notes as hedges or as positions in a "straddle," "hedge," "conversion" or other integrated transaction for tax purposes.

      This summary also does not discuss the tax consequences arising under tax laws other than the federal income tax laws, including the laws of any state, local or foreign jurisdiction. In addition, this summary is limited to original purchasers of notes who acquire notes at the "issue price", as defined below, and who hold the notes and common stock into which the notes may be converted as "capital assets" within the meaning of the federal income tax laws.

      Persons considering the purchase, ownership, conversion or other disposition of notes should consult their own tax advisors regarding the federal income tax consequences to them in their particular circumstances, and consequences arising under the laws of any state, local or foreign taxing jurisdiction.

      For purposes of this summary, a "U.S. Holder" is a beneficial owner of the notes who or which is:

      o     a citizen or individual resident of the United States, as defined in
            Section 7701(b) of the Code;

      o a corporation or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

      o an estate if its income is subject to United States federal income taxation regardless of its source; or

      o a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

      Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as a U.S. trust prior to such date, may also be treated as U.S. Holders. A Non-U.S. Holder is a beneficial owner of notes other than a U.S. Holder.

Opinion as to Federal Income Tax Treatment

      We have been advised by our counsel, Jones Day, that, in their opinion, the notes will be treated as debt instruments that are subject to United States federal income tax regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations) for United States federal income tax purposes. Based on that opinion, pursuant to the terms of the indenture, we and each noteholder agree to treat the notes as debt instruments with original issue discount under the CPDI regulations as described below.

Original Issue Discount

      Under the CPDI regulations, for United States federal income tax purposes, U.S. Holders of notes will be required to accrue interest income on the notes, regardless of whether the holder uses the cash or accrual method of accounting, in amounts described below for each taxable year the holder holds the note. Accordingly, U.S. Holders may be required to include interest in taxable income in each year in excess of the accruals on the notes for non-tax purposes and in excess of any contingent cash interest payments actually received in that year.

      The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount, for United States federal income tax purposes for each accrual period prior to and including the maturity date of the notes. The amount required to be accrued equals the sum of the daily portions of original issue discount with respect to the note for each day during the taxable year or portion of a taxable year on which the holder holds the note, adjusted if necessary as described below. In general, the daily portion is
(1) the sum of the issue price of the note plus all accrued interest, determined without regard to any adjustments to interest accruals described below, and minus the amounts of projected scheduled payments for prior periods at the beginning of each six-month accrual period (as defined below), multiplied by (2) the comparable yield to maturity (as defined below) on the note, divided by (3) the number of days in the accrual period. Under these rules, holders may have to include in gross income increasingly greater amounts of original issue discount in each successive accrual period. Any amount included in income as original issue discount will increase a holder's tax basis in the note. The "issue price" is the initial price at which a substantial amount of notes are sold to investors (excluding bond houses, brokers or similar persons acting in the capacity of underwriters, placement agents or wholesalers) for money.

      Based on the advice of our counsel, Jones Day, we intend to treat the "comparable yield" as the greater of the annual yield we would pay, as of the initial issue date, on a fixed-rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the notes, or the applicable federal rate (based on the overall maturity of the notes offered hereby), which is currently 4.60%. Accordingly, we intend to take the position that the comparable yield for the notes is 4.60%, compounded semi-annually. Presently, the specific yield, however, is not entirely clear, and the actual rate reported could vary from 4.60%. If our determination of the comparable yield were successfully challenged by the IRS, the redetermined yield could be materially greater or less than the comparable yield which we have determined.

      We will be required to furnish annually to the IRS and to certain noncorporate U.S. Holders information regarding the amount of the original issue discount on the notes attributable to that year. We will calculate and report original issue discount on the notes based upon six-month accrual periods ending on the maturity day of the notes. We will also be required to furnish to holders a schedule of projected payments which we will use in computing the amounts of original issue discount on the notes. In this schedule, we will include estimates (for purposes of computing the original issue discount only) of payments of contingent cash interest that we will make, and of a payment at maturity, taking into account the conversion feature and the contingent additional principal. Under the CPDI regulations, this schedule must produce the comparable yield. Our determination of the schedule of projected payments will be set forth in the indenture.

      For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the notes, unless such U.S. Holder timely discloses and justifies the use of other estimates to the IRS. A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

      THE COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE ARE NOT DETERMINED FOR ANY PURPOSE OTHER THAN FOR DETERMINATION OF YOUR INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE NOTES FOR U.S. FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE TO HOLDERS OF NOTES.

Adjustments to Interest Accruals on the Notes

      If, during any taxable year, a U.S. Holder receives actual payments with respect to the notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, and/or the amount of a future contingent payment is established in an amount greater than the projected amount, the U.S. Holder will incur a "positive adjustment" under the CPDI regulations. If a U.S. Holder receives in a taxable year actual payments with respect to the notes for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, and/or the amount of a future contingent payment is established in an amount less than the projected amount, the U.S. Holder will incur a "negative adjustment" under the CPDI regulations. The difference between the positive adjustments and the negative adjustments for any year is the "net positive adjustment" (if positive) or the "net negative adjustment" (if negative). The U.S. Holder will treat a "net positive adjustment" as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property (including shares of our common stock) received in that year.

      A net negative adjustment will (1) reduce the U.S. Holder's interest income on the notes for that taxable year, and (2) to the extent of any excess after the application of (1), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the notes during prior taxable years, reduced to an extent such interest was offset by prior net negative adjustments.

Disposition or Conversion

      Generally, the sale, exchange or conversion of a note, or the redemption of a note for cash, will result in taxable gain or loss to a U.S. Holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the notes takes into account the receipt of stock upon conversion and contingent additional principal as contingent payments with respect to the notes. Accordingly, we intend to treat the receipt of our common stock by a U.S. Holder upon the conversion of a note, as well as any contingent additional principal, as contingent payments under the CPDI regulations. Pursuant to our treatment of the notes as contingent payment debt instruments under the CPDI regulations as described above and the holders' agreement to be bound by our determination, gain or loss upon a sale, exchange, redemption or conversion of a note will generally be recognized as ordinary income or loss, except that loss, if any, realized in excess of the amount of previously accrued original issue discount will be capital loss. Capital loss deductions are subject to limitations under the United States federal income tax laws. In the event of an exchange of notes for our common stock, upon conversion or otherwise, it is possible that any such capital loss might not be deductible. Holders should consult their tax advisors regarding the deductibility of any such capital loss.

      The holder's realized gain or loss will be measured by the difference between the total value of the consideration received for the note (including the fair market value of our common stock) and the holder's tax basis in the note, as previously adjusted to reflect accrued original issue discount and the amounts of any projected payments. In general, a holder's tax basis in any common stock received in exchange for a note (including any fractional shares for which cash is received) will be the fair market value of the stock at the time of the exchange. While the matter is not entirely certain, the holding period for common stock received in the exchange may commence on the day following the date of the exchange. Holders should consult their tax advisors as to the application of the holding period rules to an exchange of a note for common stock.

Constructive Dividend

      If at any time we make a distribution of property to our shareholders that would be taxable to the shareholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes is increased or if the conversion rate is increased at our discretion, such increase may be deemed to be the payment of a taxable dividend to holders of the notes.

      For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or in the event of an extraordinary cash dividend will generally result in deemed dividend treatment to holders of the notes, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not. However, there will be no deemed dividend treatment for regular cash dividends because there will be no adjustment therefor under the anti-dilution provisions of the notes.

Treatment of Non-U.S. Holders

      All payments on the notes made to a Non-U.S. Holder, including a payment in common stock pursuant to a conversion, and any gain realized on a sale or exchange of the notes, will be exempt from United States federal income or withholding tax, provided that: (1) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; (2) the statement requirement set forth in Section 871(b) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below; (3) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; (4) our common stock continues to be actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NYSE); and (5) we are not and have not been a U.S. real property holding corporation ("USRPHC") within the meaning of section 897(c)(2) of the Code. We believe that we are not and never have been a USRPHC, nor do we anticipate becoming one.

      The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address.

      If a Non-U.S. Holder of notes is engaged in a trade or business in the United States, and if interest on the notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular U.S. federal income tax on the interest and on any gain realized on the sale or exchange of the notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Backup Withholding and Information Reporting

      Information reporting will apply to any payments (including a payment of shares of common stock pursuant to a conversion or of interest), we may make on, or the proceeds of the sale or other disposition or retirement of, the notes or dividends on shares of common stock with respect to certain noncorporate holders, and backup withholding may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules will be allowable as a credit against the holder's federal income tax, if the required information is provided to the IRS.

                             SELLING SECURITYHOLDERS

      The notes were originally issued by us and sold to J.P. Morgan Securities Inc., Goldman, Sachs & Co. Citigroup Global Markets, Inc., HSBC Securities (USA) Inc., SG Cowen Securities Corp., ABN AMRO Rothschild LLC and Barclays Capital Inc., to whom we refer to elsewhere in this prospectus as the "initial purchasers," in transactions exempt from the registration requirements of the federal securities laws. The initial purchasers resold the notes to persons reasonably believed by them to be "qualified institutional buyers" as defined in Rule 144A under the Securities Act. The selling securityholders, which term includes their transferees, pledges, donees or successors, may from time to time offer and sell pursuant to this prospectus any and all of the notes and the shares of common stock issuable upon conversion and/or redemption of the notes. Set forth below are the names of each selling securityholder, the principal amount of the notes that may be offered by such selling securityholder pursuant to this prospectus and the number of shares of common stock into which such notes are convertible, each to the extent known to us as of the date of this prospectus. Unless set forth below, none of the selling securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

      Any or all of the notes or common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of notes or common stock that will be held by the selling securityholders upon consummation of any such sales. In addition, the selling securityholders identified below may have sold, transferred, or otherwise disposed of all or a portion of their notes since the date on which the information regarding their notes was provided in transactions exempt from the registration requirements of the Securities Act.

                                                            Aggregate Principal
                                                            Amount of Notes at   Percentage     Common Stock   Common Stock
                                                              Maturity that       of Notes      Owned Prior     Registered
Name                                                           may be sold       Outstanding   to Conversion     Hereby(1)
----                                                        -------------------  -----------   -------------   ------------
Advisory Convertible Arbitrage (I) L.P....................      1,000,000              *              --             9,709
AG Domestic Convertibles, L.P.............................      9,800,000           1.63              --            95,145
AG Offshore Convertibles, Ltd.............................     18,200,000           3.03              --           176,698
Akanthos Arbitrage Master Fund, L.P.......................      7,500,000           1.25              --            72,815
Allstate Insurance Company................................      1,000,000              *         215,600(2)          9,709
Allstate Life Insurance Company...........................      2,000,000              *         215,600(3)         19,417
Amaranth L.L.C............................................     39,800,000           6.63              --           386,406
Amerisure Mutual Insurance Company........................        600,000              *              --             5,825
Arbitex Master Fund, L.P..................................     14,500,000           2.42              --           140,776
Aristeia International Limited............................     22,000,000           3.67              --           213,591
Aristeia Trading LLC......................................      5,300,000              *              --            51,456
Bancroft Convertible Fund, Inc............................        500,000              *              --             4,854
Bank of America Pension Plan..............................      2,000,000              *              --            19,417
Barclays Global Investors Ltd.............................        500,000              *              --             4,854
Bear, Stearns & Co. Inc...................................      7,750,000           1.29              --            75,242
CGNU Life Fund............................................        700,000              *              --             6,796
Clinton Convertible Managed Trading Account I Limited.....        735,000              *              --             7,136
Clinton Multistrategy Master Fund, Ltd....................      6,780,000           1.13              --            65,825
Clinton Riverside Convertible Portfolio Limited...........      6,845,000           1.14              --            66,456
Commercial Union Life Fund................................        800,000              *              --             7,767
Consulting Group Capital Market Funds.....................        500,000              *              --             4,854
CQS Convertible & Quantitative Strategies Master Fund
  Limited                                                       5,750,000              *              --            55,825
Credit Suisse First Boston Europe Limited.................      4,000,000              *              --            38,835
Credit Suisse First Boston LLC............................      4,000,000              *              --            38,835
Deeprock & Co.............................................      1,000,000              *              --             9,709
Duckbill & Co.............................................      1,000,000              *              --             9,709
Ellsworth Convertible Growth and Income Fund, Inc.........        500,000              *              --             4,854
Gaia Offshore Master Fund Ltd.............................     10,700,000           1.78              --           103,883
General Motors Welfare Benefit Trust......................      1,000,000              *              --             9,709
GMAM Group Pension Trust I................................        500,000              *              --             4,854
Hamilton Multi-Strategy Master Fund, LLC..................      9,500,000           1.58              --            92,233
Hamilton Multi-Strategy Master Fund, LP...................      9,500,000           1.58              --            92,233
HFR TQA Master Trust......................................        864,000              *              --             8,388
Highbridge International LLC..............................     10,000,000           1.67              --            97,087
Innovest Finanzdienstle...................................      1,750,000              *              --            16,990
JMG Triton Offshore Fund, Ltd. ...........................      5,000,000              *              --            48,544
LDG Limited...............................................      1,142,000              *              --            11,087
Lexington Vantage Fund....................................        182,000              *              --             1,767
Lyxor/Gaia II Fund Ltd....................................      3,400,000              *              --            33,010
McMahan Securities Co. L.P................................      3,075,000              *              --            29,854
Meadow IAM Limited........................................        640,000              *              --             6,214
Nicholas Applegate Capital Management Investment Grade
  Convertible                                                      20,000              *              --               194
Nomura Securities International, Inc......................     33,000,000           5.50         135,175           320,387
Norwich Union Life & Pensions.............................      1,200,000              *              --            11,650
Onyx Fund Holdings, LDC...................................      3,000,000              *              --            29,126
Peoples Benefit Life Insurance Company Teamsters..........      8,000,000           1.33              --            77,670
RBC Alternative Assets LP.................................        100,000              *              --               971
Retail Clerks Pension Trust...............................      1,000,000              *              --             9,709
Retail Clerks Pension Trust 2.............................      1,000,000              *              --             9,709
Sage Capital..............................................      1,900,000              *              --            18,447
Sphinx Fund...............................................        284,000              *              --             2,757
St. Albans Partners Ltd...................................      5,000,000              *              --            48,544
Sunrise Partners Limited Partnership......................     10,200,000           1.70              --            99,029
Teachers Insurance and Annuity Association of America.....     15,000,000           2.50              --           145,631
Thrivent Financial for Lutherans..........................      6,000,000           1.00           4,700            58,252
TQA Master Fund, Ltd......................................     10,702,000           1.78              --           103,903
TQA Master Plus Fund, Ltd.................................      8,530,000           1.42              --            82,815
Wachovia Securities International LTD. ...................      6,000,000           1.00              --            58,252
White River Securities L.L.C..............................      7,750,000           1.29              --            75,242
XAVEX Convertible Arbitrage 7 Fund........................        971,000              *              --             9,427
Yield Strategies Fund I, L.P..............................      2,000,000              *              --            19,417
Yield Strategies Fund II, L.P.............................      1,000,000              *              --             9,709
Zurich Institutional Benchmarks Master Fund Ltd...........      1,325,000              *              --            12,864
All other holders of Notes or future transferees,
  pledgees, donees or successors of any such
  holders(4)(5)                                               253,705,000          53.68              --         2,463,147
                                                              -----------         ------         -------         ---------

Total(6)..................................................    600,000,000         100.00         355,475(7)      5,825,220
                                                              ===========         ======         =======         =========

* Less than 1%

                                                        (footnotes on next page)

----------
(1)   Assumes  conversion of all of the holder's  notes at a conversion  rate of
      9.7087 shares of common stock per $1,000 initial principal amount at maturity of the notes. However, this conversion rate will be subject to adjustment as described under "Description of the Notes --Conversion Rights" on page 15. As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)   Allstate  Insurance  Company  directly  owns 139,800  shares of our common stock and is the beneficial owner of an additional 75,800 shares of our common stock through its affiliates Allstate New Jersey Insurance Company (10,500 shares), Agents Pension Plan (15,800 shares) and Allstate Retirement Plan (49,500 shares). Additionally, Allstate Insurance Company, through its affiliate Allstate Life Insurance Company, is the beneficial owner of $4,000,000 aggregate principal amount of our Zero Coupon Zero
      Interest Convertible Notes due 2032. As described in footnote 3 below, Allstate Insurance Company, through its affiliate Allstate Life Insurance Company, is also the beneficial owner of $2,000,000 aggregate principal amount of the notes being registered pursuant to the registration statement of which this prospectus is a part. The 2032 Notes are convertible into 36,360 shares of our common stock and the notes registered hereby are convertible into 19,417 shares of our common stock.

(3) Allstate Life Insurance Company is the beneficial owner of 215,600 shares of our common stock. These shares are beneficially owned through its affiliates Allstate Insurance Company (139,800 shares), Allstate New Jersey Insurance Company (10,500), Agents Pension Plan (15,800 shares) and Allstate Retirement Plan (49,500 shares). Allstate Life Insurance Company directly owns $4,000,000 aggregate principal amount of our 2032 Notes. As described in footnote 2 above, Allstate Life Insurance Company, through its affiliate Allstate Insurance Company, is also the beneficial owner of $1,000,000 aggregate prinicipal amount of notes being registered pursuant to the registration statement of which this prospectus is a part. The 2032 Notes are convertible into 36,360 shares of our common stock and the notes registered hereby are convertible into 9,709 shares of our common stock.

(4) Information about other selling securityholders will be set forth in prospectus supplements, if required.

(5) Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of the notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(6)   Amounts may not sum due to rounding.

(7) Does not include the 215,600 shares of common stock beneficially owned by Allstate Life Insurance Company, as those shares are the same shares also beneficially held by its affiliate, Allstate Insurance Company, which are already included in this number.

      The preceding table has been prepared based upon information furnished to us by the selling securityholders named in the table. From time to time, additional information concerning ownership of the notes and common stock may be known by certain holders thereof not named in the preceding table, with whom we believe we have no affiliation. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements.

                              PLAN OF DISTRIBUTION

      The notes and the common stock issuable on conversion or redemption of the notes are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the notes and the common stock covered by this prospectus.

      We will not receive any of the proceeds from the offering of notes or the common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the notes and common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling securityholders may from time to time offer the notes or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the notes and the common stock for whom they may act as agent. The aggregate proceeds to the selling securityholders from the sale of the notes or common stock offering will be the purchase price of such notes or common stock less discounts and commissions, if any.

      The notes and common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

      In connection with sales of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions.

The selling securityholders may also sell the notes and underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

      In connection with their purchase of notes from the initial purchasers in the private placements, the selling securityholders were required to represent that they were purchasing the notes in the ordinary course of business and that they had no plans, arrangements or understandings, with any underwriter, broke-dealer, agent or any other person regarding the resale of the notes or the underlying common stock. Selling securityholders may sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

      Our outstanding common stock is listed for trading on the New York Stock Exchange.

      The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the notes or the common stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commission received by such broker-dealers, agents or underwriters and any profit on the resale of the notes or the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      In addition, in connection with any resales of the notes, any broker-dealer who acquired the notes for its own account as a result of market-making activities or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. Broker-dealers may fulfill their prospectus delivery requirements with respect to the notes other than a resale of an unsold allotment from the original sale of the outstanding notes with this prospectus.

      The notes were initially issued and sold on June 10, 2003 and June 20, 2003 in transactions exempt from the registration requirements of the federal securities laws to the initial purchasers. We have agreed to indemnify the initial purchasers and each selling securityholder, including each person, if any, who controls any of them within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each selling securityholder had agreed severally and not jointly, to indemnify us, the initial purchasers and each other selling shareholder, including each person, if any, who controls us or any of them within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act against certain liabilities arising under the Securities Act.

      The selling securityholders and any other persons participating in the distribution will be subject to the provisions of the federal securities laws, including Regulation M, which may limit the timing of purchases and sales of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

      We have agreed to use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective until the earlier of:

      o the sale pursuant to the registration statement of all the securities registered thereunder; and

      o the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, which will be on June 10, 2005, in the case of the notes sold on June 10, 2003, and June 20, 2005 in the case of the notes sold on June 20, 2003.

      This obligation is subject to a number of exceptions and qualifications. In some circumstances, we have the right to suspend use of this prospectus and offers and sales of notes and common stock pursuant to the registration statement to which this prospectus relates.

                                  LEGAL MATTERS

      The validity of the notes and the shares of common stock issuable on conversion or redemption of the notes has been passed upon for us by Jones Day, New York, New York.

                                     EXPERTS

      The consolidated financial statements and related 2002 financial statement schedule of Omnicom Group Inc. as of December 31, 2002, and for the year then ended, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of Omnicom Group Inc. and subsidiaries for the years ended December 31, 2000 and 2001 incorporated by reference herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Arthur Andersen has ceased auditing public companies in the United States and has not consented to their inclusion or incorporation of their report in the prospectus. Because Arthur Andersen has not consented to the inclusion or incorporation of their report in the prospectus, it may become more difficult for you to seek remedies against Arthur Andersen in connection with any material misstatement or omission that may be contained in our consolidated financial statements and schedules for such periods. In particular, and without limitation, you will not be able to recover against Arthur Andersen under
Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omission of a material fact required to be stated in those financial statements.

      In June 2002, our Board of Directors, upon the recommendation of its Audit Committee, determined not to rehire Arthur Andersen LLP as our independent accountants and authorized the engagement of KPMG LLP to serve as our independent accountants for 2002. KPMG has not audited the financial statements that were audited by Arthur Andersen and incorporated herein by reference.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room in Washington, D.C. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Reports, proxy statements and other information filed by us may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

      We are incorporating by reference into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. Information that we file later with the SEC will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in or incorporated by reference into this prospectus. We incorporate by reference into this prospectus the following documents:

      o Annual Report on Form 10-K for the year ended December 31, 2002 (SEC File No. 001-10551);

      o Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (SEC File No. 001-10551);

      o Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (SEC File No. 001-10551); and

      o The description of our common stock contained in the Registration Statement on Form 8-A filed with the SEC pursuant to Section 12 of the Securities Exchange Act of 1934 (SEC File No. 001-10551), including any subsequently filed amendments and reports updating such description.

      All future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until completion of the resale of all of the notes by the selling securityholders under this prospectus are also incorporated by reference.

      You may request a copy of these filings, or any other documents or other information referred to in, or incorporated by reference into, including a schedule of projected payments for U.S. federal income tax purposes, this prospectus, at no cost, by writing or telephoning Omnicom at the following address:

                                 Barry J. Wagner
                          Secretary and General Counsel
                               Omnicom Group Inc.
                               437 Madison Avenue
                               New York, NY 10022
                                 (212) 415-3600

      Our website is located at http://www.omnicomgroup.com. However, the information on our website is not part of this prospectus.

                                  OmnicomGroup

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

      Expenses payable in connection with the distribution of the securities being registered (estimated except for the registration fee), all of which will be borne by the registrant, are as follows:

           SEC Registration Fee..................................    $ 48,108
           Legal Fees and Expenses...............................      25,000
           Accounting Fees and Expenses..........................       6,500
           Miscellaneous Expenses................................      50,000
                                                                     --------
                Total............................................    $129,608
                                                                     ========


Item 15. Indemnification of Directors and Officers.

      Our certificate of incorporation contains a provision limiting the liability of directors to acts or omissions determined by a judgment or other final adjudication to have been in bad faith, involving intentional misconduct or a knowing violation of the law, resulting in personal gain to which the director was not legally entitled or where such director's acts violated section 719 of the New York Business Corporation Law (approval of statutorily prohibited dividends, share repurchases or redemptions, distributions of assets on dissolution or loans to directors). Our by-laws provide that an officer or director will be indemnified against any costs or liabilities, including attorney's fees and amounts paid in settlement with the consent in connection with any claim, action or proceeding to the fullest extent permitted by the New York Business Corporation Law.

      Section 722(a) of the New York Business Corporation Law provides that a corporation may indemnify any officer or director, made, or threatened to be made, a party to an action other than one by or in the right of the corporation, including an action by or in the right of any other corporation or other enterprise, that any director or officer of the corporation served in any capacity at the request of the corporation, because he was a director or officer of the corporation, or served such other corporation or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or in the case of service for any other corporation or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions, in addition, had no reasonable cause to believe that his conduct was unlawful.

      Section 722(c) of the New York Business Corporation Law provides that a corporation may indemnify any officer or director made, or threatened to be made, a party to an action by or in the right of the corporation by reason of the fact that he is or was an officer or director of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation, or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for another corporation or other enterprise, not opposed to, the best interests of the corporation. The corporation may not, however, indemnify any officer or director pursuant to Section 722(c) in respect of (1) a threatened action, or a pending action that is settled or otherwise disposed of, or (2) any claim, issue or matter for which the person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought or, if no action was brought, any court of competent jurisdiction, determines upon application, that the person is fairly and reasonably entitled to indemnity for that portion of the settlement and expenses as the court deems proper.

      Section 723 of the New York Business Corporation Law provides that an officer or director who has been successful on the merits or otherwise in the defense of a civil or criminal action of the character set forth in Section 722 is entitled to indemnification as permitted in such section. Section 724 of the New York Business Corporation Law permits a court to award the indemnification required by Section 722.

      We have entered into agreements with its directors to indemnify them for liabilities or costs arising out of any alleged or actual breach of duty, neglect, errors or omissions while serving as a director. We also maintain and pay premiums for directors' and officers' liability insurance policies.

Item 16. Exhibits and Financial Statement Schedules.

       Exhibit
       Number     Description of Exhibit
       -------    ----------------------
       4.1        Indenture, dated as of June 10, 2003, between Omnicom Group
                  Inc. and JP Morgan Chase Bank.

       4.2 Form of the Zero Coupon Zero Yield Convertible Note due 2033 (included in Exhibit 4.1 above).

       4.3 Registration Rights Agreement, dated June 10, 2003, by and between Omnicom Group Inc. and J.P. Morgan Securities Inc., Goldman, Sachs & Co., Citigroup Global Markets Inc., ABN AMRO Rothschild LLC, HSBC Securities (USA) Inc., SG Cowen Securities Inc. and Barclays Capital Inc.

       5.1        Opinion of Jones Day as to certain legal matters.

       8.1 Opinion of Jones Day as to certain U.S. federal income tax considerations.

       12.1       Computation of Ratio of Earnings to Fixed Charges.

       23.1       Consent of KPMG.

       23.2       Consent of Jones Day (included in Exhibit 5.1).

       24.1 Power of Attorney (included on signature pages of the Registration Statement as originally filed).

       25.1 Form of T-l Statement of Eligibility of the Trustee under the Indenture.

Item 17. Undertakings.

      We undertake:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

      However, paragraphs (l)(i) and (l)(ii) will not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

      (2) That for the purpose of determining any liability under the Securities Act of 1933 each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

      We further undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers or persons controlling us, pursuant to the provisions described under Item 15 above or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission the indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York on September 8, 2003.

                            OMNICOM GROUP INC.,
                               as Registrant

                            By:        /s/ Randall J. Weisenburger
                               -------------------------------------------------
                                           Randall J. Weisenburger
                            Executive Vice President and Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-3 has been signed below by the following persons in the capacities and on the date indicated.

             Signature and Title                                                               Date
             -------------------                                                               ----

                      *
    ------------------------------------        Chairman of the Board and Director      September 8, 2003
               Bruce Crawford

                      *
    ------------------------------------        President, Chief Executive Officer      September 8, 2003
                John D. Wren                    and Director (Principal Chief
                                                Executive Officer)

       /s/ Randall J. Weisenburger
    ------------------------------------        Executive Vice President and            September 8, 2003
           Randall J. Weisenburger              Chief Financial Officer
                                                (Principal Financial Officer)

        /s/ Philip J. Angelastro
    ------------------------------------        Senior Vice President and Controller    September 8, 2003
            Philip J. Angelastro                (Principal Accounting Officer)

                      *
    ------------------------------------        Director                                September 8, 2003
            Robert Charles Clark

                      *
    ------------------------------------        Director                                September 8, 2003
           Leonard S. Coleman, Jr.

                      *
    ------------------------------------        Director                                September 8, 2003
                Errol M. Cook

                      *
    ------------------------------------        Director                                September 8, 2003
              Susan S. Denison

                      *
    ------------------------------------        Director                                September 8, 2003
             Michael A. Henning


    ------------------------------------        Director
               John R. Murphy

                      *
    ------------------------------------        Director                                September 8, 2003
               John R. Purcell

                      *
    ------------------------------------        Director                                September 8, 2003
             Linda Johnson Rice

                      *
    ------------------------------------        Director                                September 8, 2003
               Gary L. Roubos

                                      *By:        /s/ Barry J. Wagner
                                          --------------------------------------
                                                    Barry J. Wagner
                                         Pursuant to Powers of Attorney filed
                                      herewith or previously with the Securities
                                                and Exchange Commission

                                INDEX TO EXHIBITS

      Exhibit
      Number        Description of Exhibit
      -------       -------------------
       4.1 Indenture, dated as of June 10, 2003, between Omnicom Group Inc. and JP Morgan Chase Bank.

       4.2 Form of the Zero Coupon Zero Yield Convertible Note due 2033 (included in Exhibit 4.1 above).

       4.3 Registration Rights Agreement, dated June 10, 2003, by and between Omnicom Group Inc. and J.P. Morgan Securities Inc., Goldman, Sachs & Co., Citigroup Global Markets Inc., ABN AMRO Rothschild LLC, HSBC Securities (USA) Inc., SG Cowen Securities Inc. and Barclays Capital Inc.

       5.1        Opinion of Jones Day as to certain legal matters.

       8.1 Opinion of Jones Day as to certain U.S. federal income tax considerations.

       12.1       Computation of Ratio of Earnings to Fixed Charges.

       23.1       Consent of KPMG.

       23.2       Consent of Jones Day (included in Exhibit 5.1).

       24.1 Power of Attorney (included on signature pages of the Registration Statement as originally filed).

       25.1 Form of T-l Statement of Eligibility of the Trustee under the Indenture.